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Contact:

Cardiac Science Inc.                              Batchelder & Partners Inc.
Raymond W. Cohen                                  Kathy Scott
President & Chief Executive Officer               Partner
(949) 587-0357                                    (858) 704-3300


                                                 Filed by Cardiac Science, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                       Subject Company: Spacelabs Medical, Inc.
                                                    Commission File No. 0-20083


                      CARDIAC SCIENCE OFFERS TO ACQUIRE

                     SPACELABS MEDICAL FOR $15 PER SHARE

         IRVINE, Calif. -- Nov. 27, 2000 -- Cardiac Science Inc. (Nasdaq:
DFIB) today announced that it has offered to acquire all of the outstanding common stock of Spacelabs Medical Inc. (Nasdaq: SLMD) for $15 per share. The offer represents a 45 percent premium above Spacelabs' stock price at the time of Cardiac Science's first proposal made on Nov. 13, and is significantly above Spacelabs' average share price for the past six-months.

         "We believe Cardiac Science's technology has the unique ability to unlock value for Spacelabs' shareholders thereby creating a compelling rationale for this business combination. Recurring revenue, competitive marketing advantages and the potential to save thousands of lives can be anticipated by combining our proprietary automatic defibrillation technology with Spacelabs' bedside, portable and ambulatory patient monitoring products," said Raymond W. Cohen, president and CEO of Cardiac Science. "First and foremost, our strategy is to leverage Spacelabs' large installed base of approximately 65,000 hospital patient monitors and transform it from a cost center into a profit center that can generate significant recurring revenue. Secondly, we plan to refocus marketing efforts on cardiac patient monitoring which has historically been Spacelabs core business strength, where technology synergies exist between our companies and new market opportunities are plentiful."

         Cardiac Science intends to integrate its unique automatic defibrillation technology into Spacelabs' installed base of hospital patient monitors at no capital equipment cost to hospitals. Once connected to a Spacelabs monitor, Cardiac Science's defibrillation module assures that patients are defibrillated within seconds and without the intervention of hospital staff should they suffer a sudden life-threatening heart rhythm. Hospitals can then offer patients improved care while only incurring the

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cost of prophylactically-attached proprietary disposable electrodes that are replaced daily. The anticipated effect will be to significantly accelerate the adoption rate of Cardiac Science's core technology and potentially save thousands of lives, and reduce hospital costs and liability by preventing patient complications caused by delayed defibrillation.


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         It is anticipated that the integration of Cardiac Science's life-saving technology into Spacelabs' patient monitors will provide performance and marketing advantages in a rapidly consolidating and highly competitive patient monitoring marketplace. Moreover, Cardiac Science believes this strategy will motivate other manufacturers in the $2 billion annual patient monitoring marketplace, such as Phillips Electronics, GE Medical, Siemens, Datex-Ohmeda and Welsh Allyn Protocol to integrate Cardiac Science's defibrillation technology both in their new products and as an upgrade to their existing installed systems.

         New market opportunities are also foreseen for the combined company. The integration of Cardiac Science's patented wearable automatic defibrillator, currently under development, with Spacelabs ambulatory cardiac telemetry and telemedicine monitoring products would potentially yield the first and only small wearable cardiac patient defibrillator-monitor capable of collecting and transmitting diagnostic information and providing protection and critical life-saving defibrillation therapy for millions of cardiac patients. Also, it has the potential to penetrate the emerging at-home market for 4.8 million patients discharged from U.S. hospitals each year who are at temporary risk for a period of days to weeks of suffering life-threatening heart rhythms.

         Batchelder & Partners, Inc., a San Diego based financial advisory firm, has been retained by Cardiac Science to assist the company with the proposed transaction. The most recent offer to acquire Spacelabs was communicated to the Spacelabs board of directors in a letter from Cardiac Science's president and chief executive officer. The full text of the letter sent to Spacelabs Medical follows at the end of this news release.

ABOUT PATIENT MONITORING AND LOW SURVIVAL FROM CARDIAC ARREST IN HOSPITALS

         Hospitals use patient monitors primarily as surveillance and detection tools to alert caregivers about the onset of a life-threatening event or deterioration of a patient's physiological status. Foremost amongst caregiver concerns are sudden lethal abnormal heart rhythms (cardiac arrest) that cause irreversible vital organ damage and patient death if not rapidly treated. While time to defibrillation is known to be a critical factor in saving lives, hospital studies have documented significant delays before a patient is defibrillated. For each minute that passes, a patient's chance of survival declines 10 percent.

         The American Heart Journal (AM Heart J 137(1): 39-48, 1999) recently published a report of 113 clinical studies that included 26,095 patients. It revealed that patients in critical care units who

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suffered an in-hospital cardiac arrest had a low survival rate of 15.2 percent despite continuous monitoring and ready access to trained personnel and standard manual defibrillators. In October, The New England Journal of
Medicine (N Engl J Med 2000; 343:1206-9) concluded that intervals of no more than three minutes from the onset of lethal abnormal heart rhythms to first defibrillation shock are necessary to achieve the highest survival rates.

         The American Heart Association, in August, revised CPR and emergency cardiac care guidelines to include a new global standard for the treatment of patients who suffer life-threatening heart rhythms in hospitals. The AHA guidelines place major emphasis on the need for immediate defibrillation, and for the first time established specific response time goals for resuscitation. The AHA has tasked hospitals to deliver a defibrillation shock within 180 seconds of cardiac arrest onset and stated that reducing the time to first shock by as little as 60 seconds does more to improve patient survival than all the cardiac medications, airway interventions and newly designed biphasic defibrillators combined.

         Unlike traditional systems, Cardiac Science's fully automatic detection and defibrillation technology continuously monitors a patient's cardiac activity, instantly detects the onset of a life-threatening heart rhythm, and when appropriate, automatically delivers defibrillation shocks within as little as 10 seconds and without human intervention to re-establish the heart's normal rhythm. Pacing And Clinical Electrophysiology (PACE Vol. 22; 11/1999; p.1648-1655), a peer reviewed cardiology journal, published results from a multi-center study that concluded Cardiac Science's AECD technology potentially represents a means to improve both mortality and morbidity associated with in-hospital cardiac arrest.

ABOUT CARDIAC SCIENCE

         Cardiac Science develops and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

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         The company has an exclusive agreement with Medtronic Physio-Control, a division of Medtronic Inc., (NYSE: MDT), the worldwide market leader in defibrillator products, to distribute the Company's first commercial product, the Powerheart(R), which began shipping in early 2000, in the United States, Canada, and nine European countries. The company also sells its products via prominent independent distributors encompassing Asia, the Middle East, Europe and South America. For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com.

         This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to: a potential transaction between Cardiac Science Inc. and Spacelabs Medical, Inc. that may or may not occur; the life-saving potential of Cardiac Science's technology; the Company's ability to integrate its technology into Spacelabs monitors, develop new products; and improve patient-care. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 1999 and other documents filed with the Securities and Exchange Commission.



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[Cardiac Science Letterhead]

November 27, 2000

Mr. Carl A. Lombardi
President and Chief Executive Officer
Spacelabs Medical, Inc.
15220 N.E. 40th Street
Redmond, WA  98073

Dear Mr. Lombardi:

         On behalf of Cardiac Science, Inc. and its board of directors, I would like to re-emphasize our strong interest in pursuing the combination of Cardiac Science and Spacelabs Medical. We believe the combined companies will yield a formidable force in the patient monitoring industry, creating substantial operating and financial synergies, and yielding a significantly stronger enterprise for all of our shareholders.

         Your rejection of our previous letter puzzles us, as we believe this transaction is in the best interest of all of your constituencies. We respect the proud tradition of Spacelabs Medical and the status it enjoys in the marketplace. Thus we are disappointed you have chosen not to give our proposal serious consideration. We would, therefore, again like to request a meeting with your board of directors so that we may fully discuss our proposal.

         We are proposing that Cardiac Science acquire all of the outstanding shares of common stock of Spacelabs for a price of $15 per share. This price is a 45% premium above your share price at the time of our first proposal on November 13, 2000, and significantly above your average stock-trading price for the last six months. We believe that this proposal will be attractive to your shareholders. We are prepared to pay stock, cash or a combination thereof in the transaction, depending on your shareholders' preferences. A stock transaction would allow your shareholders to continue to participate in the combined company's success, which we believe would be substantial. Our proposal is not subject to due diligence; however, with due diligence we may be able to increase the per share price of our proposal. Our financing sources are prepared to provide the necessary cash component for a negotiated transaction. We are prepared to discuss our financing sources with you at the appropriate time. We believe that this premium proposal provides value to the Spacelabs' shareholders well above what could be achieved by Spacelabs as a stand-alone company, now or in the foreseeable future.

         Indeed, Spacelabs' financial results over the last several years are indicative of a company with a deteriorating operating performance. Its revenue has remained substantially flat since 1992, despite an investment of over $150 million in research and development over the last five years. We believe that your problems will become magnified in the future as larger competitors enter the field and ramifications of regulatory and reimbursement policy changes in the United States are felt.

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         We believe the combination of our two companies will be beneficial to both shareholder bases, and greatly enhance available opportunities. For example, the combination of Spacelabs' products and our automatic defibrillation technologies would yield a significant competitive advantage in the worldwide patient monitoring marketplace when selling new systems, and, moreover, generate significant recurring revenue and profit from your existing installed customer base. As you know, Cardiac Science's patented and proprietary fully automatic detection and defibrillation technology easily can be integrated with Spacelabs' bedside and portable patient monitors. A part of our sales and marketing strategy is to install our technology, without the hospital having to pay for the capital equipment, into virtually all of Spacelabs large base of hospital monitors currently in use in worldwide. Hospitals are enthusiastic about protecting their cardiac patients with this unique life-saving capability, and appreciate the economics of incurring only the daily cost of replacing specialty electrodes. We believe this strategy will transform your installed base into a valuable profit center that generates ongoing recurring revenue from the sale of the aforementioned proprietary electrodes. Moreover, we intend to refocus Spacelabs' efforts on its core cardiac patient monitoring business, an area in which Spacelabs historically has been successful. We believe significant synergy exists between the combined entities and market opportunities are plentiful.

         Our industry's competitive landscape has experienced dramatic change as merger and acquisition activity has sharply increased among the larger companies. The recently announced acquisition of Agilent Technologies' Healthcare Solutions Group by Philips Electronics demonstrates that consolidation is occurring quickly. Companies such as Philips and GE Medical have substantial financial strength and will look for ways to expand market share.

         We are confident that we will be able to integrate the two companies to build a highly focused efficient company with a greatly enhanced revenue base. Additionally, employees of both companies will benefit from the greater resources and opportunities that come from being part of an agile, aggressively positioned corporation.

         Cardiac Science's board of directors unanimously supports the combination of our companies. A transaction can be completed quickly and we will make all resources available to meet this goal. We know that your shareholders will recognize that our proposal offers substantially greater value than can be achieved by Spacelabs alone. We, along with our advisors, Batchelder & Partners, Inc. and Bryan Cave LLP, are prepared to meet with you to negotiate a definitive agreement with respect to our proposal.

         We hope that you appreciate our serious commitment to completing the proposed transaction in a manner that most benefits our respective employees and shareholders.

Sincerely,
Cardiac Science, Inc



Raymond W. Cohen
President and Chief Executive Officer